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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIVE NATION ENTERTAINMENT, INC.
(Name of Subject Company (Issuer))

LMC EVENTS, LLC
LIBERTY MEDIA CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

538034109

(CUSIP Number of Class of Securities)

Charles Y. Tanabe
Liberty Media Corporation
Executive Vice President and General Counsel
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$410,400,000.00	$29,261.52

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value was calculated by multiplying (i) 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. (including the associated stock purchase rights) sought in the tender offer by (ii) the tender offer price of $12.00 per share.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$29,261.52
	Form or Registration No.:	Schedule TO
	Filing Party:	LMC Events, LLC
	Date Filed:	February 1, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

Combined Amendment No. 2 to Schedule TO and Amendment No. 1 to Schedule 13D

        As permitted by General Instruction G to Schedule TO, this combined Amendment No. 2 to Schedule TO and Amendment No. 1 to Schedule 13D amends and supplements (i) the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 2010 (the "Original Schedule TO") as amended on February 9, 2010 (the Original Schedule TO, as so amended, the "Tender Offer Statement") by Liberty Media Corporation, a Delaware Corporation (the "Reporting Person" or "Liberty"), and LMC Events, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Liberty (the "Purchaser" or "LMC Events"), in connection with the offer by LMC Events and Liberty to purchase up to 34,200,000 shares of common stock, par value $.01 per share ("Common Stock"), of Live Nation Entertainment, Inc., a Delaware corporation (the "Issuer" or "Live Nation"), together with the associated stock purchase rights (collectively, the "Shares"), for $12.00 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2010 (the "offer to purchase") and the related letter of transmittal (the "letter of transmittal"), copies of which are attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and which, together with any amendments or supplements thereto, collectively constitute the "tender offer," and (ii) the Report on Schedule 13D originally filed by Liberty with the Commission on February 1, 2010 with respect to the Common Stock of Live Nation.

 Amendment No. 1 to Schedule 13D

CUSIP No. 538034109

(1)	Names of Reporting Persons. Liberty Media Corporation

(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group (See Instructions) (b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO; WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 24,850,323

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 24,850,323

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 24,850,323

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

(13)	Percent of Class Represented by Amount in Row (11) 14.5%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)
Calculated based on 171,676,593 shares of common stock of the Issuer outstanding as of February 19, 2010, as reported in the Issuer's Annual Report on Form 10-K filed on February 25, 2010.

        This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Commission by the Reporting Person on February 1, 2010 (the "Liberty Schedule 13D") and relates to the Common Stock of Live Nation. Capitalized terms not defined in this section have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

        The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

        In connection with the tender offer, LMC Events purchased 310,926 shares of Common Stock of the Issuer, and the aggregate purchase price of such shares was $3,731,112. The Reporting Person provided the Purchaser sufficient funds to satisfy payment of the purchase price from available cash held by the Reporting Person that was attributed to the Liberty Capital Group. As a result of the February 25, 2010 change in attribution by the Reporting Person of the shares of Common Stock beneficially owned by the Reporting Person from the Liberty Interactive Group to the Liberty Capital Group, all of the shares of Common Stock beneficially owned by the Reporting Person (including the shares purchased in the tender offer) are attributed to the Liberty Capital Group.

Item 5.    Interest in Securities of the Issuer

        The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and replaced in its entirety with the following:

(a) and (b)	The Reporting Person has the sole power to vote or to direct the voting of 24,850,323 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 14.5% of the outstanding shares of Common Stock. For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 171,676,593 as of February 19, 2010, as reported in the Issuer's Annual Report on Form 10-K filed with the Commission on February 25, 2010.
(c)
Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.
(d)	Not applicable.
(e)	Not applicable.

Amendment No. 2 to Schedule TO

        This Amendment No. 2 to Schedule TO ("TO Amendment") amends and supplements the Tender Offer Statement filed with the Commission by LMC Events and Liberty, in connection with their offer to purchase up to 34,200,000 Shares of Live Nation for $12.00 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase and the letter of transmittal, as amended or supplemented. The information in the offer to purchase, including all schedules thereto, and the related letter of transmittal is incorporated in this TO Amendment by reference in response to all of the applicable items of the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms not defined in this section have the meanings given to such terms in the Tender Offer Statement.

Item 1.    Summary Term Sheet.

Item 4.    Terms of the Transaction.

Item 11.    Additional Information.

        Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

        On March 3, 2010, Liberty issued a press release announcing the expiration and results of the Tender Offer, which expired at 5:00 p.m., New York City time, on March 2, 2010. A copy of the press release is filed as Exhibit (a)(1)(ix) to this Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        (a)(1)(ix) Press Release dated March 3, 2010.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LMC EVENTS, LLC
	By:	/s/ CHARLES Y. TANABE Charles Y. Tanabe Executive Vice President and General Counsel
LIBERTY MEDIA CORPORATION
	By:	/s/ CHARLES Y. TANABE Charles Y. Tanabe Executive Vice President and General Counsel
Date: March 3, 2010

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)*	Offer to purchase dated February 1, 2010.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)*	Summary Advertisement.
(a)(1)(viii)
Press Release dated January 26, 2010 (filed as Exhibit 99.1 to Liberty Media Corporation's Current Report on Form 8-K (SEC File No. 001-355096) filed with the SEC on January 27, 2010 and incorporated herein by reference).
(a)(1)(ix)**	Press Release dated March 3, 2010.
(b)	None.
(d)(1)
Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 000-0891103) filed with the SEC on May 16, 2008 and incorporated herein by reference).
(d)(2)
Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC/InterActiveCorp, Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.6 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(3)
Registration Rights Agreement, dated as of August 20, 2008, among Ticketmaster, Liberty Media Corporation and Liberty USA Holdings, LLC (filed as Exhibit 10.5 to Ticketmaster Entertainment, Inc.'s Current Report on Form 8-K (SEC File No. 001-34064) filed with the SEC on August 25, 2008 and incorporated herein by reference).
(d)(4)
Voting Agreement, dated as of February 10, 2009, between Live Nation, Inc. and Liberty USA Holdings, LLC (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(5)
Stockholder Agreement, dated as of February 10, 2009, between Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on February 13, 2009 and incorporated herein by reference).
(d)(6)
Registration Rights Agreement, dated as of January 25, 2010, between Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Live Nation's Current Report on Form 8-K (SEC File No. 001-32601) filed with the SEC on January 29, 2010 and incorporated herein by reference).

Exhibit Number	Description
(g)	None.
(h)	None.

*
Previously filed with the Original Schedule TO on February 1, 2010.

**
Filed herewith.

QuickLinks

Amendment No. 1 to Schedule 13D
  Item 3. Source and Amount of Funds or Other Consideration
  Item 5. Interest in Securities of the Issuer
  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX